[Lowenstein Sandler Letterhead]

January 4, 2017

VIA EDGAR AND OVERNIGHT COURIER

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Celldex Therapeutics, Inc.

Registration Statement on Form S-3

Filed December 2, 2016

File No. 333-214882

Dear Ms. Hayes:

On behalf of Celldex Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated December 15, 2016 (the “Comment Letter”), from Suzanne Hayes, Assistant Director (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3, filed on December 2, 2016 (the “Registration Statement”).

For ease of reference, set forth below in bold and italics are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

General

1. We note that you filed a Form 8-K on November 29, 2016 disclosing the acquisition of Kolltan Pharmaceuticals, Inc. You indicated in this Form 8-K that the financial statements of the acquired business and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K would be filed by amendment within 71 days. Please note that we will not be in a position to accelerate the effective date of this Form S-3 until you have filed the required financial statements and pro forma financial information. Refer to the Instruction to Item 9.01 of Form 8-K.

Suzanne Hayes

Securities and Exchange Commission

January 4, 2017

In response to the Staff’s comment, we hereby advise the Staff that the Company intends to request acceleration of the effective date of this Form S-3 only after the Company files the required financial statements and pro forma financial information by amendment to the Company’s November 29, 2016 Form 8-K.

Suzanne Hayes

Securities and Exchange Commission

January 4, 2017

Incorporation of Certain Documents by Reference, page 13

Incorporation of Certain Documents by Reference, ATM-13

2. Please revise these sections to incorporate by reference your Form 10-K filed on February 23, 2016.

In response to the Staff’s comment, we hereby advise the Staff that on February 23, 2016, the Company’s financial printer inadvertently submitted the Company’s annual report on Form 10-K for the year ended December 31, 2015 while preparing a test file. Subsequently, also on February 23, 2016, the Company filed a current report on Form 8-K announcing that the annual report on Form 10-K for the year ended December 31, 2015 was submitted by the financial printer in error and should be disregarded.

On February 25, 2016, the Company filed its annual report on Form 10-K/A with the following explanatory note:  “On February 23, 2016, the registrant’s financial printer inadvertently submitted to the Securities and Exchange Commission’s EDGAR system the registrant’s annual report on Form 10-K for the year ended December 31, 2015, while the financial printer was preparing a test file. The inadvertent submission was not authorized by any representative of the registrant and was, instead, the result of human error by the financial printer. Subsequently, also on February 23, 2016, the registrant filed a current report on Form 8-K announcing that the document was submitted by the financial printer in error and should be disregarded. This annual report on Form 10-K/A is being filed with the registrant’s authorization and is identical to the document which was inadvertently submitted by the registration’s financial printer (with the exception of this explanatory note).”

Therefore, the Company hereby advises the Staff that it was necessary to reference the Annual Report on Form 10-K/A (without a reference to the Annual Report on Form 10-K previously, and inadvertently, submitted by the financial printer) in the Registration Statement the Company incorporated by reference only the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2015, filed with the SEC on February 25, 2016.

Exhibit 5.1

3. Please have counsel revise the legality opinion in order to opine as to the valid issuance of the depositary shares. For guidance, please refer to Part II.B.1.d of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel will revise the legality opinion in order to opine as to the valid issuance of the depositary shares.  The Company will file such revised opinion prior to requesting that the Staff accelerate the effectiveness of the Registration Statement.

Suzanne Hayes

Securities and Exchange Commission

January 4, 2017

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending registration statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 212-204-8689.

Very truly yours,

/s/ LOWENSTEIN SANDLER LLP

LOWENSTEIN SANDLER LLP

Cc:  Avery W. Catlin, Chief Financial Officer, Celldex Therapeutics, Inc.